Lucent, Inc.

October 1, 2019

Mr. Danilo Castelli

Staff Attorney

Ms. Jennifer Lopez

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:       Lucent, Inc.

Registration Statement on Form S-1

Filed June 20, 2019

File No. 333-232218

Dear Mr. Danilo and Ms. Lopez:

Lucent, Inc. submits this letter to you in response to your letter of July 16, 2019, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Form S-1 Registration Statement filed June 20, 2019

Summary Information and Risk Factors

Rights and Protections Under Rule 419, page 1

1.Please clarify, here and elsewhere in your prospectus, that pursuant to Rule 419€ you will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired at least 80 percent of the maximum offering proceeds.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we clarified your comment in sections “Summary Information”, “Risk Factors”, and “The Offering”. The clarification reads as follows:

“Pursuant to Rule 419(e) the Company will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired at least 80 percent of the maximum offering proceeds.”

COMMENT:

Capitalization

2.Please revise to include pro forma capitalization assuming the minimum and maximum numbers of shares offered are sold.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we included pro forma capitalization assuming the minimum and maximum numbers of shares offered are sold.

COMMENT:

The Offering, page 3

3.We note your statement that all subscription agreements and checks are irrevocable.  Please clarify that any such irrevocability is subject to an investor’s right of reconfirmation and, in the event applicable conditions are satisfied, the return of proceeds.

RESPONSE:

We acknowledge the Staff’s comment and our Company included clarification of irrevocability and the investor’s right of reconfirmation. We included the following statement: “However, the irrevocability of the checks are subject to an investor’s right of reconfirmation and, in the event applicable conditions are satisfied, the return of proceeds (please read further in this section for a detailed description of reconfirmation).”

COMMENT:

4.We note that your Board of Directors may terminate the offering, if in their opinion, “it was unlikely to complete the full offering and that allowing the offering to run the full 180 days would endanger the likelihood of completion of an acquisition/merger and POS AM within the 18 months allowed under Rule 419, or (ii) 180 days from the effective date of this post-effective amendment.” Please provide further details regarding the circumstances in which the board may terminate the offering, including whether the offering will be considered to be “completed” for purposes of Rule 419(b)(1)(ii)(A) upon such termination.

RESPONSE:

We acknowledge the Staff’s comment and we deleted “it was unlikely to complete the full offering and that allowing the offering to run the full 180 days would endanger the likelihood of completion of an acquisition/merger and POS AM within the 18 months allowed under Rule 419”. This was included in error and not applicable to the filing.

COMMENT:

5.Please state that if funds and securities are released to you from the escrow account pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.  Please refer Rule 419(b)(1)(ii)(A).

RESPONSE:

We acknowledge the Staff’s comment and we have included the following statement in the filing. “Upon closing of the offering and the funds are released to the Company from the escrow account; we shall supplement the prospectus to indicate the amount of funds and securities released and the date of release.

COMMENT:

Dilution, page 15

6.Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years.  Please refer to item 506 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we included a table comparing the cash contributions of our officers and directors and the public contributions proposed.

COMMENT:

Market Price of and Dividends on the Issuer’s Common Stock, page 21

7.We note your disclosure regarding your status as a shell company as defined by Rule 405 of the Securities Act.  Please revise your prospectus cover page and summary to disclose that you are a shell company.  Moreover, please include a new risk factor discussing the material risks associated with your shell company status, including your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities.

RESPONSE:

We acknowledge the Staff’s comment and our Company include a statement on the prospectus cover page and in the summary section to disclose that our Company is designated a shell.  The statement in both sections reads as follows: “The Company is a shell company as defined in Rule 12b-2 of the Exchange Act.

In addition, we included a risk factor that reads as follows in the filing:

“THE COMPANY IS A SHELL COMPANY AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT.  The material risks associated with our Company designated as a shell include our ability to use registration statements on Form S-8 that allows us to issue shares to employees under certain circumstances upon filing the form with the Securities and Exchange Commission. Further shell status designation includes the limitations on the ability of security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Therefore, securities holders will not be eligible to use Rule 144 for one year after the Company ceases to be designated a shell company.”

COMMENT:

Acquisition of Opportunities, page 25

8.We note your disclosure that it is anticipated that the Company’s principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction at a price not to exceed $0.04 per share.  Please tell us how you determined the $0.04 per share limit.

RESPONSE:

We acknowledge the Staff’s comment and we deleted the portion of the sentence stating “at a price not to exceed $0.04 per share” as this was included in error.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons

Backgrounds of Directors, Executive Officers, Promoters and Control Persons, page 27

9.Please ensure that you disclose all business experience of your directors and executive officers during the past five years.  In this regard, we note the Messrs. McCabe and McCrimmon served as directors and officers of Aqua Holdings, Inc., as indicated in a registration statement on Form S-1 filed September 21, 2018.  Please update your disclosure.  Refer to Item 401(e) of Registration S-K.

RESPONSE:

We acknowledge the Staff’s comment and we updated the business experience of our directors and executive officers during the past five years.

COMMENT:

Security Ownership of Certain Beneficial Owners and Management, page 28

10.We note that your directors and officers will own a majority of the outstanding common shares of the Company after this offering is complete.  Please revise to include a risk factor that discusses the material risks associated with this fact, including their ability control outcome of a shareholder vote to merge or acquire a target company.

RESPONSE:

We acknowledge the Staff’s comment and we included the following risk factor in the amended filing:

“VOTING CONTROL OF OUR COMMON STOCK IS CONTROLLED BY MR. MCCABE AND MR. MCCRIMMON. THIS CONCENTRATION OF OWNERSHIP COULD DISCOURAGE OR PREVENT A POTENTIAL MERGER OR TAKEOVER OF LUCENT, INC. THAT MIGHT OTHERWISE RESULT IN YOU RECEIVING A PREMIUM OVER THE MARKET PRICE FOR YOUR COMMON STOCK.

The voting control of our common stock is possessed by Mr. McCabe and Mr. McCrimmon who collectively acquired 5,000,000 shares, or 100%, of our common stock in May 2019.  Holders of our common stock are entitled to one non-cumulative vote on all matters submitted to our stockholders. The result of this concentration of ownership and voting control is that Mr. McCabe and Mr. McCrimmon Energy have the ability to control all matters submitted to our stockholders for approval and to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions. Additionally, this concentration of voting power could discourage or prevent a potential takeover of the Company that might otherwise result in your receiving a premium over the market price for your common stock. After this Offering, assuming all of the shares in this Offering are sold, which cannot be guaranteed, Mr. McCabe and Mr. McCrimmon will still retain 62.5% ownership and control in the Company.”

COMMENT:

Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm, page F-2

11.Please revise to address the report to the shareholders and the board of directors. Please refer to AS 3101 of the PCAOB Auditing Standards. Please note that this comment also applies to the consent filed as Exhibit 23.1.

RESPONSE:

We acknowledge the Staff’s comment and our auditor addressed the report to shareholders and the consent to comply with AS 3101 of the PCAOB Auditing Standards.

COMMENT:

Notes to the Audited Financial Statements

Note 2 - Going Concern, page F-7

12.Please disclose whether there are any written agreements with your officers to advance funds to meet your obligations.

RESPONSE:

We acknowledge the Staff’s comment and our Company added the following disclosure sentence to Note 7. “Mr. McCabe and Mr. McCrimmon have no agreement in writing to pay the expenses of this offering on behalf of Lucent, Inc. and thus such agreement to do so is not enforceable.”

COMMENT:

Exhibits and Financial Statement Schedules, page II-2

13.Please file the escrow agreement as an exhibit to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and will included the Escrow Agreement as an Exhibit upon further amendment.

Furthermore, the Company acknowledges that;

•should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Michael McCabe

Chief Executive Officer

Lucent, Inc.